UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2024

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Lawrence J. Verhelst, Esq.
Cravath, Swaine & Moore LLP
100 Cheapside
London EC2V 6DT
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit X: EIB Update on Excluded Activities.

This amendment to the Annual Report on Form 18-K/A (and the exhibit herein) are intended to be incorporated by reference into the registrant’s registration statement under Schedule B (File No. 333-274695), including the related prospectus dated December 21, 2023, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 16th day of July, 2025.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Cyril Rousseau
Cyril Rousseau
Director General
Finance Directorate

by
/s/ Marco Zimmermann
Marco Zimmermann
Director
Global Head of Treasury and Capital Markets

EXHIBIT INDEX

Exhibit	Document

Exhibit X	EIB Update on Excluded Activities.